SCHEDULE A
to the Operating Expenses Limitation Agreement

(as amended on April 1, 2016, to reflect a reduction in the operating expense limit for Class N)

Advisors Series Trust Fund and Share Classes	Operating Expense Limit as a Percentage of Average Daily Net Assets
Chase Growth Fund – Class N	1.30%
Chase Growth Fund – Institutional Class	1.15%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	CHASE INVESTMENT COUNSEL CORPORATION

By: /s/ Douglas G. Hess	By: /s/ Jennifer King
Name: Douglas G. Hess	Name: Jennifer King
Title: President	Title: Senior Vice President and Chief Compliance Officer